Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

Supplement No. 1

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated April 11, 2007)

$2,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due December 12, 2036

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated April 11, 2007, relating to the offer and sale from time to time by certain selling securityholders of up to $2,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due December 12, 2036, and any Common Stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus dated March 16, 2006 or in the prospectus supplement dated April 11, 2007.

See “Risk Factors” beginning on page S-4 of the prospectus supplement dated April 11, 2007 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is July 18, 2007

The information in the table under the caption “Selling Securityholders” in the prospectus supplement dated April 11, 2007 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated April 11, 2007 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated April 11, 2007 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Acuity Master Fund Ltd.	100,000	100,000	960		960	0	0
ADI Alternative Investments	5,000,000	5,000,000	47,981		47,981	0	0
ADI Alternative Investments c/o CASAM ADI CB Arbitrage	5,000,000	5,000,000	47,981		47,981	0	0
ADI Alternative Investments c/o Kallista Master Fund Limited	10,500,000	10,500,000	100,760		100,760	0	0
Alexandra Global Master Fund Ltd. (3)	20,000,000	20,000,000	191,924		191,924	0	0
Argent Classic Convertible Arbitrage Fund L.P. (4)	4,430,000	4,430,000	42,511		42,511	0	0
Argent Classic Convertible Arbitrage Fund II, L.P. (4)	1,000,000	1,000,000	9,596		9,596	0	0
Argent Classic Convertible Arbitrage Fund Ltd. (4)	31,860,000	31,860,000	305,735		305,735	0	0
Argent LowLev Convertible Arbitrage Fund Ltd. (4)	4,090,000	4,090,000	39,249		39,249	0	0
Argent LowLev Convertible Arbitrage Fund II, LLC (4)	110,000	110,000	1,056		1,056	0	0
Argentum Multi-Strategy Fund Ltd. - Classic (4)	490,000	490,000	4,702		4,702	0	0
Attorneys’ Liability Assurance Company	400,000	400,000	5,663	(5)	3,839	0	1,824	(5)
Attorneys Title Insurance Fund (6)	260,000	260,000	2,495		2,495	0	0
Bear, Stearns & Co. Inc. (7)(8)(9)	222,692	222,692	80,208		2,137	0	78,071
BNP Paribas Arbitrage (10)	5,000,000	5,000,000	47,981		47,981	0	0
Carlyle Multi-Strategy Master Fund Ltd. (11)	2,800,000	2,800,000	26,869		26,869	0	0
CASAM Argent Classic Convertible Arbitrage Fund Limited (4)	790,000	790,000	7,581		7,581	0	0
City of Southfield Fire and Police Retirement System c/o Income Research & Management	185,000	185,000	1,775		1,775	0	0
Class C Trading Company, Ltd. (4)	1,900,000	1,900,000	18,233		18,233	0	0
Commonwealth Professional Assurance Company Convertible Bond Portfolio c/o Income Research & Management	650,000	650,000	6,238		6,238	0	0
Concord Hospital Employees’ Pension Fund c/o Income Research & Management	110,000	110,000	1,056		1,056	0	0
Concord Hospital Non-Pension Fund c/o Income Research & Management	240,000	240,000	2,303		2,303	0	0
Conseco Insurance Company - Multi-Bucket Amnity Convertible Bond Fund (10)	600,000	600,000	5,758		5,758	0	0
DBAG London (10)(12)	44,063,000	44,063,000	1,292,341		422,837	0	869,504
Deutsche Bank Securities Inc. (7)(13)	22,240,000	22,240,000	213,419		213,419	0	0
Elite Classic Convertible Arbitrage Ltd. (4)	900,000	900,000	8,637		8,637	0	0
Excellus Health Plan	2,390,000	2,390,000	61,752	(14)	22,935	0	38,817	(14)
The Global Convertible Opportunities Fund Limited (10)(13)	2,000,000	2,000,000	19,192		19,192	0	0
Government of Singapore Investment Corporation Pte Ltd	11,280,000	11,280,000	914,144		108,245	0	805,899
HFR CA Global Select Master Trust Account (4)	760,000	760,000	7,293		7,293	0	0

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Institutional Benchmark Series (Master Feeder) Limited in Respect of Election Series c/o Quattro Fund (15)	2,475,000	2,475,000	23,751		23,751	0	0
JP Morgan Securities (7)	15,000,000	15,000,000	143,943		143,943	0	0
JP Morgan Securities Limited (10)(16)	20,000,000	20,000,000	191,924		191,924	0	0
KBC Financial Products USA Inc. (7)(17)	11,500,000	11,500,000	110,356		110,356	0	0
Lehman Brothers Inc. (7)	16,000,000	16,000,000	153,539		153,539	0	0
Lyxor/Acuity Fund Ltd.	2,100,000	2,100,000	20,152		20,152	0	0
Lyxor Master Fund Ref: Argent/ LowLev CB c/o Argent (4)	1,130,000	1,130,000	10,844		10,844	0	0
Lyxor Quest Fund, Ltd. (18)	1,940,000	1,940,000	18,617		18,617	0	0
MAG Mutual Insurance Company	395,000	395,000	3,791		3,791	0	0
MedAmerica Insurance Co. Hartford Trust c/o Income Research and Management	305,000	305,000	13,912	(19)	2,927	0	10,940	(19)
MedAmerica New York Insurance c/o Income Research and Management	445,000	445,000	23,942	(20)	4,270	0	19,672	(20)
MIG Assurance Convertible Portfolio c/o Income Research and Management	330,000	330,000	22,359	(21)	3,167	0	19,192	(21)
Morgan Stanley International Limited (22)	56,700,000	56,700,000	544,105		544,105	0	0
Orsay Monetaire Premiere (23)	26,250,000	26,250,000	251,900		251,900	0	0
Orsay Securité (23)	103,550,000	103,550,000	993,687		993,687	0	0
Oz Master Fund, Ltd. (24)	19,796,000	19,796,000	284,748	(25)	189,966		94,782	(25)
Partners Group Alternative Strategies PCC LTD (4)	1,750,000	1,750,000	16,793		16,793	0	0
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund (26)	3,825,000	3,825,000	36,706		36,706	0	0
Quattro Fund Ltd. (27)	32,725,000	32,725,000	314,036		314,036	0	0
Quattro Multistrategy Masterfund LP (27)	2,975,000	2,975,000	28,549		28,549	0	0
Quest Global Convertible Master Fund, Ltd. (21)	60,000	60,000	576		576	0	0
Sailfish Multi-Strategy Fixed Income Master Fund (G2) Ltd. (28)	10,000,000	10,000,000	95,962		95,962	0	0
Stark Mater Fund Ltd. (10)(29)	5,000,000	5,000,000	47,981		47,981	0	0
Tufts Associated Health Plans c/o Income Research & Management	1,175,000	1,175,000	24,711	(30)	11,276	0	13,435	(30)
UBS Securities LLC (7)(31)	17,078,000	17,078,000	489,963	(32)	163,884	0	326,079	(32)
UMass Memorial Health Care Convertible Bond Portfolio	470,000	470,000	4,510		4,510	0	0
UMass Memorial Investment Partnership Convertible Bond Portfolio c/o Income Research & Management	580,000	580,000	5,566		5,566	0	0
University of Massachusetts Convertible Bond Portfolio c/o Income Research & Management	275,000	275,000	2,639		2,639	0	0
Value Line Convertible Fund, Inc.	200,000	200,000	1,919		1,919	0	0
Xavex Convertible Arbitrage 2 Fund (4)	400,000	400,000	3,839		3,839	0	0
Xavex Convertible Arbitrage 10 Fund (4)	1,590,000	1,590,000	15,258		15,258	0	0

(1)

Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.

(3)	Mikhail Filimonov is the natural person that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(4)

Nathaniel Brown and Robert Richardson are the natural persons that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(5)

Consists of $190,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 1,824 shares of our Common Stock beneficially owned by Attorneys’ Liability Assurance Company were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(6)	Ann Houlihan is the natural person that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(7)	This selling securityholder has identified itself as a broker-dealer.

(8)

Michael Lloyd, Senior Managing Director of Bear, Sterns & Co. Inc., is the natural person that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(9)

This selling securityholder has a $107.5 million funding commitment on a $4 billion investment grade relationship driven facility. Also, Prudential Financial, Inc. uses BondStudio to value credit derivative security trades. Moreover, Prudential Financial, Inc. is a vendor of Bear Stearns and was paid within the last three years. Except as set forth above, neither Bear Stearns nor any affiliate or employee has disclosed any material relationship, outside business interest or investment or any conflict of interest, as defined in Rule 2720 of the NASD Conduct Rules, with Prudential Financial, Inc. in the last three years.

(10)	This selling securityholder has identified itself as an affiliate of a broker-dealer.

(11)

Carlyle-Blue Wave Partners Management, LP (“CBWPM”) is the investment manager for Carlyle Multi-Strategy Master Fund, Ltd. (“Carlyle Master Fund”) and has been granted investment discretion over the portfolio investments, including the notes, made by it. Ralph Reynolds and Richard Goldsmith are the managing members of Blue Wave Partners, LLC, a managing member of Carlyle-Blue Wave Partners, LLC, the general partner of CBWPM, and may, by virtue of their position as managing members, be deemed to have beneficial ownership of the notes. However, to the extent permitted by law, both Messrs. Reynolds and Goldsmith declare that this disclosure is not to be construed as an admission that either such person is the beneficial owner of any of the notes and they each disclaim any beneficial interest in the notes. In addition, TC Group Cayman, L.P., an affiliate of The Carlyle Group, is also a managing member of Carlyle-Blue Wave Partners, LLC, but does not possess investment discretion over the Carlyle Master Fund’s portfolio investments.

(12)	Patrick Corrigan is the natural person that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(13)	Jefferies Investment Management Ltd. is the entity that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(14)

Consists of $4,045,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 38,817 shares of our Common Stock beneficially owned by Excellus Health Plan were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(15)	Gary Crowder is the natural person that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(16)

J.P. Morgan Chase International Holdings and J.P. Morgan Capital Financing Limited, both wholly owned indirect subsidiaries of JPMorgan Chase & Co., are the entities that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(17)

This selling securityholder’s notes and the Common Stock issuable upon conversion of the notes are under the total control of KBC Financial Products USA Inc. KBC Financial Products USA Inc. is a direct wholly owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly owned subsidiary of KBC Bank N.V., which in turn is a direct wholly owned subsidiary of KBC Group N.V., a publicly traded entity.

(18)

Frank Campana and James Doolin are the natural persons that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(19)

Consists of $1,140,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 10,940 shares of our Common Stock beneficially owned by MedAmerica Insurance Co. Hartford Trust c/o Income Research and Management were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(20)

Consists of $2,050,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 19,672 shares of our Common Stock beneficially owned by MedAmerica New York Insurance c/o Income Research and Management were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(21)

Consists of $2,000,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 19,192 shares of our Common Stock beneficially owned by MIG Assurance Convertible Portfolio c/o Income Research and Management were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(22)	Morgan Stanley & Co. Incorporated, an affiliate of Morgan Stanley International Limited, acted as the initial purchaser in connection with the original issuance of the notes on December 7, 2006.

(23)

Orsay Asset Management SNC is the entity that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes. Orsay Asset Management SNC is controlled by Banque D’Orsay, which in turn is controlled by West LB AG.

(24)

Daniel S. Och is the senior managing member of Oz Management, LLC, the investment manager to the selling securityholder, and may be deemed to have voting/investment control of this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(25)

Consists of $9,877,000 aggregate principle amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement dated April 11, 2007, to the Prospectus dated March 16, 2006. The 94,782 shares of our Common Stock beneficially owned by Oz Master Fund, Ltd. were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(26)

Mark Rowe, Felix Haldner, Michael Fitchet and Denis O’Malley are the natural persons that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(27)

Andrew Kaplan, Brian Swain and Louis Napoli are the natural persons that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(28)

Messrs. Mark Fishman and Sal Naro may be deemed to share beneficial ownership of the notes owned of record by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd., by virtue of their status as managing members of Sailfish Capital Partners, LLC, a Delaware limited liability company, the principal business of which is serving as the Investment Manager of Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd., a Cayman Islands limited company. Each of Mr. Fishman and Mr. Naro share investment and voting power with respect to the ownership interests of the notes, and the Common Stock issuable upon conversion of the notes, owned by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd. but disclaim beneficial ownership of such interests.

(29)	Brian Stark and Michael Roth are the natural persons that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(30)

Consists of $1,400,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 13,435 shares of our Common Stock beneficially owned by Tufts Associated Health Plans c/o Income Research & Management were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(31)	John Dibacco is the natural person that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(32)

Consists of $33,980,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 326,079 shares of our Common Stock beneficially owned by UBS Securities LLC were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.